SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2003

                        COMMISSION FILE NUMBER: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)

                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F     X                 Form 40-F
                            -----


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                             No    X
                                                    -----

          If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                          INCORPORATION BY REFERENCE

Sappi Limited's report for the fourth quarter ended September 2003, furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant's Registration Statement on Form S-8 (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001.



                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                    SAPPI

                           THE WORD FOR FINE PAPER





                                  [GLOBE MAP]
                               [GRAPHIC OMITTED]





                               FORM S-8 VERSION

                 CONFORMED RESULTS FOR THE FOURTH QUARTER AND
                          YEAR ENDED SEPTEMBER 2003


                                FOURTH QUARTER
                                     2003

        ----------------------------------------------------------------

                         SAPPI IS THE WORLD'S LEADING
                        PRODUCER OF COATED FINE PAPER

        ----------------------------------------------------------------


Sales by product group*


                                        Coated fine paper       64%
                [Pie Chart]             Uncoated fine paper      6%
                                        Coated specialities      9%
                                        Pulp                    12%
                                        Commodity paper          8%
                                        Other                    1%

Sales: where the product is sold*


                                        North America           35%
                [Pie Chart]             Europe                  41%
                                        Asia and other          11%
                                        Southern Africa         13%

Sales: where the product is manufactured*


                                        North America           32%
                [Pie Chart]             Europe                  44%
                                        Southern Africa         24%

Geographic ownership**


                                        Europe and ROW+         12%
                [Pie Chart]             Southern Africa         43%
                                        North America           45%



*   for the year ended September 2003
**  as at 30 September 2003
 +  Rest of the world

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

o    EPS 4 US cents for the quarter; 65 US cents for the year

o    Headline EPS 11 US cents for the quarter; 71 US cents for the year

o After tax charge of 8 US cents for the quarter in respect of machine closure

o    Dividend 29 US cents

o    Difficult market conditions

--------------------------------------------------------------------------------


SUMMARY


                                    QUARTER   QUARTER  QUARTER     YEAR     YEAR
                                      ENDED     ENDED    ENDED    ENDED    ENDED
                                       SEPT      JUNE     SEPT     SEPT     SEPT
                                       2003      2003     2002     2003     2002
--------------------------------------------------------------------------------
Sales (US$ million)                   1,123     1,062    1,052    4,299    3,729
--------------------------------------------------------------------------------
Operating profit (US$ million)           46        46      122      286      389
--------------------------------------------------------------------------------
Operating profit to sales (%)           4.1       4.3     11.6      6.7     10.4
--------------------------------------------------------------------------------
EBITDA * (US$ million) **               120 ***   149      221      654      724
--------------------------------------------------------------------------------
EPS (US cents)                            4        13       32       65       95
--------------------------------------------------------------------------------
Headline EPS (US cents) *                11        12       32       71      101
--------------------------------------------------------------------------------

* Earnings before interest, tax, depreciation and amortisation (including fellings). The comparative information has been restated to take into account the changed EBITDA definition. Refer note 1 of supplemental information for further details.
** Refer to notes 1 and 2 of the supplemental information for reconciliations of these numbers.
*** EBITDA for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure.

COMMENT

Markets for coated fine paper in the USA and Europe did not show the customary strong seasonal pick up in the quarter. In particular the catalogue season in America was weaker than last year. Apparent consumption for the quarter was down 6% in the USA compared to a year ago whereas there was some improvement in Europe. Advertising pages in the US were down 2.9% for the quarter compared to a year earlier.

The price increase announced in July for web products in the USA was not implemented and prices remain weak. In Europe prices remained under pressure; however the rapid decline in the previous quarter appears to have been stabilised, as order intake improved in recent weeks.

The NBSK pulp price index has picked up in recent weeks to US$546 per ton from a recent low of US$510 per ton.

Net profit for the quarter was US$10 million after a post-tax charge of approximately US$19 million (US$31.5 million pre-tax) in respect of the planned closure of Westbrook's paper machine 14 and associated inventory (see 'Closure of operations'). Headline earnings were US$26 million. The charge in respect of Westbrook inventory reduced Headline earnings by approximately US$2 million (1 US cent per share).

Headline earnings per share were 11 US cents, after the 1 US cent per share charge for the Westbrook inventory, 8.3% below the prior quarter and 65.6% below a year earlier. After the balance of the Westbrook charge earnings per share were 4 US cents.

Operating profit for the quarter was US$46 million, 62% below last year, reflecting the poor trading conditions.

Operating costs have generally been well controlled; however, higher employee benefit, wood and energy costs have reduced our margins. Selling, General and Administrative expenses for the quarter were US$45 million higher than last year. Approximately US$35 million of the difference relates to reversals of litigation and insurance costs last year and currency movements.

Net finance costs for the quarter were US$18 million compared to US$29 million a year earlier reflecting lower interest rates and the benefit of swapping US$750 million of debt from fixed rate to floating.

The tax credit for the quarter was a result of the credit in respect of the impairment charge and a reduction in the effective tax rate for the year.

We expect the effective tax rate for next year to be approximately 20%. However, this will depend on profitability and regional performance.

For the full year sales were US$4.3 billion, 15.3% higher than last year. A significant portion of this was related to currency translation. Operating profit, however, was 26.5% lower at US$286 million, which reflects the significant reduction of prices in our major markets. In Europe prices realised in local currency declined approximately 9% compared to the prior year, the Forest Products division's pulp and paper prices declined 4% and North America prices declined 3% year on year.

Net profit for the full year was US$149 million (65 US cents) after the US$19 million charge in respect of the machine closure. Headline earnings were US$163 million (71 US cents).


CASH FLOW AND DEBT

Cash generated by operations was US$159 million for the quarter, 28% higher than the June quarter but 30% lower than a year earlier. Working capital declined by US$104 million compared to the previous quarter due to reduced inventory and increased payables.

We spent US$126 million on fixed assets in the quarter, which was significantly higher than the previous quarter as a number of major projects were commissioned in the period. As a result of market conditions we cut back our capital expenditure for the full year to US$296 million, representing approximately 84% of depreciation, from a planned level of approximately 100% of depreciation.

We repurchased 2.2 million shares in the quarter at a cost of approximately US$29 million.

Total interest bearing borrowings increased by US$403 million to US$2,075 million and cash and cash equivalents increased by US$331 million to US$584 million.

OPERATING REVIEW FOR THE QUARTER


SAPPI FINE PAPER


                              QUARTER ENDED QUARTER ENDED
                                  SEPT 2003     SEPT 2002            %
                                US$ MILLION   US$ MILLION       CHANGE
--------------------------------------------------------------------------------
Sales                                   917           905          1.3
--------------------------------------------------------------------------------
Operating profit                         31            78        (60.3)
--------------------------------------------------------------------------------
Operating profit to sales (%)           3.4           8.6            -
--------------------------------------------------------------------------------

The performance of our fine paper businesses was unfavourably affected by weak pricing in Europe, continued weak pricing and the lack of a significant seasonal pick-up of demand for coated fine paper in North America this year and lower prices in South Africa as the relatively stronger Rand made imports more competitive and reduced margins on our exports.


EUROPE


                 QUARTER ENDED   QUARTER ENDED
                     SEPT 2003       SEPT 2002     % CHANGE            % CHANGE
                   US$ MILLION     US$ MILLION        (US$)              (EURO)
--------------------------------------------------------------------------------
Sales                   485             459             5.7                (8.1)
--------------------------------------------------------------------------------
Operating profit         20              53           (62.3)              (67.2)
--------------------------------------------------------------------------------
Operating profit
  to sales (%)          4.1            11.5               -                   -
--------------------------------------------------------------------------------

Price pressure continued in the quarter particularly in Spain and Italy, and in export markets where the weakness of the US Dollar compounded the effect on average prices realised in Euros. Average prices realised in Euros for the quarter were 10% lower than a year earlier.

Our sales volume increased 2% compared to a year earlier, much of which was to offshore markets. We recovered our market share in the region in the quarter.

NORTH AMERICA


                 QUARTER ENDED   QUARTER ENDED
                     SEPT 2003       SEPT 2002               %
                   US$ MILLION     US$ MILLION          CHANGE
--------------------------------------------------------------------------------
Sales                      358             388            (7.7)
--------------------------------------------------------------------------------
Operating profit             5              15           (66.7)
--------------------------------------------------------------------------------
Operating profit
  to sales (%)             1.4             3.9               -
--------------------------------------------------------------------------------

Sales volumes improved significantly compared to the June quarter but were 7% below the equivalent quarter last year in line with the decline in apparent consumption. The catalogue season for coated fine paper web products was less marked than last year.

Average prices realised declined in the quarter to marginally below a year earlier reflecting weak markets and continued imports from Asia and Europe.

Operating costs continue to be influenced by increasing costs of employee benefits and an increase in energy and wood costs in the quarter.

See the section 'Closure of operations'.


FINE PAPER SOUTH AFRICA


              QUARTER ENDED   QUARTER ENDED
                  SEPT 2003       SEPT 2002        % CHANGE       % CHANGE
                US$ MILLION     US$ MILLION           (US$)        (RANDS)
--------------------------------------------------------------------------------
Sales                    74              58            27.6         (10.1)
--------------------------------------------------------------------------------
Operating profit          6              10           (40.0)        (57.7)
--------------------------------------------------------------------------------
Operating profit
  to sales (%)          8.1            17.2               -             -
--------------------------------------------------------------------------------

Our South African business produced reasonable results considering the pressure on margins resulting from the increased competition from imports. We continue to find ways to minimise the margin squeeze, including finding alternative markets and innovative product and service offerings.

FOREST PRODUCTS


              QUARTER ENDED   QUARTER ENDED
                  SEPT 2003       SEPT 2002        % CHANGE       % CHANGE
                US$ MILLION     US$ MILLION           (US$)         (RANDS)
--------------------------------------------------------------------------------
Sales                   206             147            40.1           (1.2)
--------------------------------------------------------------------------------
Operating profit         22              38           (42.1)         (59.2)
--------------------------------------------------------------------------------
Operating profit
  to sales (%)         10.7            25.8               -              -
--------------------------------------------------------------------------------

We experienced firm demand in the South African market for our packaging paper, however, average prices realised were lower as a result of pressure from imports following the weakening of the US Dollar relative to the Rand.

Demand for dissolving pulp remained firm in the quarter and Saiccor mill ran at full capacity for the third consecutive quarter. Dollar prices increased in line with paper pulp prices. Unfortunately the improved Dollar price was more than offset by the weaker Dollar relative to the Rand. We sold approximately 100,000 tons more dissolving pulp in the year ended September than in the prior year.


CLOSURE OF OPERATIONS

We have decided on a number of actions to offset rising costs, which include taking out capacity to improve the supply demand balance in the US and a range of other initiatives to reduce fixed costs in all regions.

At Westbrook (Maine, USA) we will close Number 14 paper line, which is our highest cost paper machine. It has an annual capacity of 85,000 tons and will be closed in the next few months. The brands produced on this machine will be transferred to other Sappi mills and we will not only maintain service levels but also improve the product characteristics by producing on more modern facilities. We will be communicating with customers immediately about the benefits of this change for them. Westbrook mill will in future focus on our Ultracast(R) and casting release paper business.

We have written off the asset and related inventory in the quarter and taken a charge of US$19 million after tax (US$31.5 million pre-tax). We will take a further charge of US$15 million pre-tax next quarter in respect of the closure costs.

We expect expense savings before tax of approximately US$18 million in a full year once the paper line has been closed. The net impact on operating income is expected to be favourable from the March quarter.

We stopped operations at Clan sawmill (South Africa) in the quarter and expect to close the mill before December 2003. The mill, with a log intake of 80,000m3, uses old technology and does not have a competitive log supply. The closure will not have a material impact on Sappi's results.

Unfortunately, these closures will result in the loss of approximately 170 jobs at Westbrook and 300 jobs at Clan.


RESTRUCTURING

We are restructuring the Fine Paper division. Wolfgang Pfarl and Kathy Walters, CEOs of Sappi Fine Paper Europe and North America respectively, will report directly to Jonathan Leslie, CEO of Sappi Limited and as a consequence the Fine Paper office in London will be closed.

As the position of CEO Sappi Fine Paper will no longer exist, we have agreed that Bill Sheffield will leave the group on 14 November 2003.

In addition, in order to counteract the effect of rapidly increasing benefit costs, we also expect to reduce our staffing levels by a further 100 people in North America and 150 people in Europe during 2004.

We expect to take a pre-tax charge of US$13 million in the first quarter in respect of this restructuring.


NEW ACCOUNTING STANDARD

Accounting standard Agriculture - AC137 (IAS41) becomes effective for Sappi from the beginning of the 2004 financial year. The key requirement of the standard is that agricultural assets (plantations) should be valued at fair value. This requires changes to the way we account for our plantations. In future we will not capitalise silvicultural expenses and finance costs to plantations nor will we amortise plantations to the income statement. Movements in the fair value of plantations will impact operating profit.

This change will lead to increased volatility in profit going forward.


DIVIDEND

The board has declared a dividend of 29 US cents for the year ended September 2003. A dividend of 28 US cents was paid in the previous year.

OUTLOOK

As we start our new year under these difficult market conditions for coated fine paper, we will continue to curtail production during the next quarter; in addition to the permanent closure of the Westbrook paper machine we plan to increase commercial downtime and schedule major maintenance shuts at all the North American mills, including total mill shutdowns, which occur every 5 years, at Somerset and Muskegon. We expect these shuts to reduce operating income by approximately US$15 - 17 million in the December quarter compared to last year.

Our investment programme will be focused on maintaining the health of our business and on improving our cost efficiency. We expect capital expenditure in 2004 to be similar to 2003.

It appears as if any pick up in markets will be delayed beyond our first quarter. As a result of poor market conditions and low prices we expect earnings in the first quarter to be weaker than the prior quarter, before the charges related to closure and staff reduction and the impact of the maintenance shuts. We are, however, seeing early signs of improvement in Europe. The order intake of coated fine paper has improved and announcements of price increases for coated groundwood paper (in Europe and the US) and coated fine paper reels (in Europe) have been made. With this background we expect earnings to improve for the balance of the year, resulting in an overall improvement, before the closure and staff reduction charges, compared to 2003.

On behalf of the Board

J C A Leslie               D G Wilson
Director                   Director                        10 November 2003

SAPPI LIMITED

(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284

DIVIDEND ANNOUNCEMENT

The directors have declared a dividend (number 80) of 29 US cents per share for the year ended September 2003.

In compliance with the requirements of STRATE, the JSE Securities Exchange's electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend               Friday, 2 January 2004

Date on which shares commence trading ex-dividend       Monday, 5 January 2004

Record date                                             Friday, 9 January 2004

Payment date                                            Monday, 12 January 2004

Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends paid to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will be paid in United States Dollars.

Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars. Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling on Tuesday, 23 December 2003.

There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 5 January to 9 January 2004, both days inclusive.


SAPPI MANAGEMENT SERVICES (PTY) LIMITED
Secretaries
Per D J O'Connor

10 November 2003

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                  [GLOBE MAP]
                               [GRAPHIC OMITTED]


                               Form S-8 version


                      Conformed financial results for the
                 fourth quarter and year ended September 2003


GROUP INCOME STATEMENT

                             REVIEWED    REVIEWED              REVIEWED     AUDITED
                              QUARTER     QUARTER                  YEAR        YEAR
                                ENDED       ENDED                 ENDED       ENDED
                            SEPT 2003   SEPT 2002             SEPT 2003   SEPT 2002
                          US$ MILLION US$ MILLION  % CHANGE US$ MILLION US$ MILLION   % CHANGE
----------------------------------------------------------------------------------------------
SALES                           1,123       1,052       6.7       4,299       3,729       15.3
Cost of sales *                   984         882                 3,675       3,079
                          --------------------------------------------------------------------
Gross profit                      139         170     (18.2)        624         650       (4.0)
Selling, general &
  administrative expenses *        93          48                   338         261
                          --------------------------------------------------------------------
OPERATING PROFIT                   46         122     (62.3)        286         389      (26.5)
Non-trading loss (profit)          31          (2)                   27          17
Net finance costs                  18          29                    90          74

  Net interest paid                27          30                   120          96
  Capitalised                      (3)         (6)                  (23)        (29)
  Net foreign exchange
    (gains) losses                 (3)          1                    (1)         (4)
  Change in fair value of
    financial instruments          (3)          4                    (6)         11
                          --------------------------------------------------------------------
(LOSS) PROFIT BEFORE TAX           (3)         95         -         169         298      (43.3)
Taxation - current                 (6)         28                    30          52
         - deferred                (7)         (6)                  (10)         26
                          --------------------------------------------------------------------
NET PROFIT                         10          73     (86.3)        149         220      (32.3)
                          --------------------------------------------------------------------
EARNINGS PER SHARE (US CENTS)       4          32                    65          95

Weighted average number of
  shares in issue (millions)    227.7       230.2                 229.1       230.2
Diluted earnings per share
  (US cents)                        4          31                    64          94
Weighted average number of
  shares on fully diluted
  basis (millions)              230.0       233.4                 231.5       233.4

* Reallocation of delivery charges. Refer to note 2 for further details.

GROUP BALANCE SHEET


                                                   REVIEWED     AUDITED
                                                  SEPT 2003   SEPT 2002
                                                US$ MILLION US$ MILLION
-----------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS                                    4,260       3,639
  Property, plant and equipment                       3,554       3,189
  Plantations                                           450         298
  Deferred taxation                                      41           6
  Other non-current assets                              215         146

CURRENT ASSETS                                        1,575       1,094

  Cash and cash equivalents                             584         253
  Trade and other receivables                           289         282
  Prepaid income taxes                                    1          38
  Inventories                                           701         521
                                                 ----------------------
TOTAL ASSETS                                          5,835       4,733
                                                 ----------------------
EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
  Ordinary shareholders' interest                     1,958       1,601

MINORITY INTEREST                                         -           2

NON-CURRENT LIABILITIES                               2,546       2,110
  Interest-bearing borrowings                         1,742       1,455
  Deferred taxation                                     522         399
  Other non-current liabilities                         282         256

CURRENT LIABILITIES                                   1,331       1,020
  Interest-bearing borrowings and
  bank overdraft                                        333         217
  Taxation payable                                       82          48
  Other current liabilities                             916         755
                                                 ----------------------
TOTAL EQUITY AND LIABILITIES                          5,835       4,733
                                                 ----------------------
Number of shares in issue at balance
  sheet date (millions)                               226.9       230.2


GROUP CASH FLOW STATEMENT

                                         REVIEWED     REVIEWED     REVIEWED        AUDITED
                                          QUARTER      QUARTER         YEAR           YEAR
                                            ENDED        ENDED        ENDED          ENDED
                                        SEPT 2003    SEPT 2002    SEPT 2003      SEPT 2002
                                      US$ MILLION  US$ MILLION  US$ MILLION    US$ MILLION
                                     -----------------------------------------------------
CASH GENERATED BY
  OPERATIONS                                  159       226         675               744
Movement in working capital                   104        50         (79)              (42)
Net finance costs                             (21)      (35)       (113)             (103)
Taxation recovered (paid)                       2       (26)         33               (89)
Dividends paid                                  -         -         (65)              (60)
                                     -----------------------------------------------------
CASH RETAINED FROM OPERATING
  ACTIVITIES                                  244       215         451               450

Cash effects of investing
  activities                                 (140)      (60)       (340)             (701)

  Normal investing activities                (140)      (65)       (340)             (218)
  Acquisition of net assets                     -         5           -              (483)
                                              104       155         111              (251)
Cash effects of financing activities            6      (143)        147                13
                                     -----------------------------------------------------
NET MOVEMENT IN CASH AND CASH
  EQUIVALENTS                                 110        12         258              (238)
                                     -----------------------------------------------------



GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                      REVIEWED      AUDITED
                                                          YEAR         YEAR
                                                         ENDED        ENDED
                                                     SEPT 2003    SEPT 2002
                                                   US$ MILLION  US$ MILLION
----------------------------------------------------------------------------
Balance - beginning of year                              1,601        1,503
Net profit                                                 149          220
Foreign currency translation reserve                       335          (62)
Revaluation of derivative instruments                      (14)           3
Dividends declared - US$0.28 (2002:
  US$0.26) per share                                       (65)         (60)
(Share buybacks) net of transfers to
  participants of the share purchase trust                 (48)          (3)
                                                 --------------------------
Balance - end of year                                    1,958        1,601
                                                 --------------------------

NOTES TO THE GROUP RESULTS


1.   BASIS OF PREPARATION

     The financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The preliminary results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. Sappi has changed its accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency
     - Translation from measurement currency to presentation currency), the effects of which are negligible. All of the other accounting policies are the same as those in the September 2002 annual financial statements.

     The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2.   REALLOCATION OF COSTS

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$24 million for the quarter (June 2003:
     US$22 million; Sept 2002: US$21 million) and US$87 million for the year (Sept 2002: US$71 million).

3.   COMPARATIVE FIGURES

     Comparative figures have been regrouped or reclassed where necessary to givea more appropriate comparison. There has been no impact on previously reported net income.

                             REVIEWED    REVIEWED     REVIEWED      AUDITED
                              QUARTER     QUARTER         YEAR         YEAR
                                ENDED       ENDED        ENDED        ENDED
                            SEPT 2003   SEPT 2002    SEPT 2003    SEPT 2002
                          US$ MILLION US$ MILLION  US$ MILLION  US$ MILLION
--------------------------------------------------------------------------------
4.   Operating profit
     Included in operating
     profit are:
       Depreciation                93          85          352          310
       Fellings *                   7           7           21           26
       Amortisation                 5           5           22           16
     ---------------------------------------------------------------------------
                                  105          97          395          352
     ---------------------------------------------------------------------------

5.   Capital expenditure
       Property, plant and
       equipment                  126          49          296          180
       Plantations                 10           6           31           25
     ---------------------------------------------------------------------------
                                  136          55          327          205
     ---------------------------------------------------------------------------


                                                      REVIEWED      AUDITED
                                                     SEPT 2003    SEPT 2002
                                                   US$ MILLION  US$ MILLION
     ---------------------------------------------------------------------------
6.   Capital commitments
       Contracted but not provided                          86           55
       Approved but not contracted                         193          173
     ---------------------------------------------------------------------------
                                                           279          228
     ---------------------------------------------------------------------------

7.   Contingent liabilities
       Guarantees and suretyships                           47           66
       Other contingent liabilities                         24           14
     ---------------------------------------------------------------------------
     * The amount amortised in the income statement representing the standing cost of the plantations harvested.

SUPPLEMENTAL INFORMATION


ADDITIONAL INFORMATION
                                         REVIEWED     REVIEWED     REVIEWED        AUDITED
                                          QUARTER      QUARTER         YEAR           YEAR
                                            ENDED        ENDED        ENDED          ENDED
                                        SEPT 2003    SEPT 2002    SEPT 2003      SEPT 2002
                                      US$ MILLION  US$ MILLION  US$ MILLION    US$ MILLION
     -------------------------------------------------------------------------------------
1.   Net profit to EBITDA *
     reconciliation
     Net profit per the Group
     Income Statement                          10           73          149            220
     Net finance costs                         18           29           90             74
     Taxation - current                        (6)          28           30             52
              - deferred                       (7)          (6)         (10)            26
     Depreciation                              93           85          352            310
     Amortisation (including fellings)         12           12           43             42
     -------------------------------------------------------------------------------------
     EBITDA *                                 120          221          654            724
     -------------------------------------------------------------------------------------

* Earnings before interest, tax, depreciation and amortisation (including fellings).

   In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest, taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain non-trading profit/loss as part of EBITDA. The comparative information has been restated to take this into account. The effect on EBITDA in the current quarter for the amended definition was a decrease of EBITDA by US$31 million to US$120 million (June 2003: increase of US$3 million to US$149 million, September 2002: increase of US$2 million to US$221 million). The effect of the amended EBITDA definition was a decrease of US$27 million for the year ended September 2003 to US$654 million (September 2002: decrease of US$17 million to US$724 million).

   The above financial measure (EBITDA) is presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used and compared with companies in our industry.

ADDITIONAL INFORMATION

                                         REVIEWED     REVIEWED     REVIEWED        AUDITED
                                          QUARTER      QUARTER         YEAR           YEAR
                                            ENDED        ENDED        ENDED          ENDED
                                        SEPT 2003    SEPT 2002    SEPT 2003      SEPT 2002
                                      US$ MILLION  US$ MILLION  US$ MILLION    US$ MILLION
     -------------------------------------------------------------------------------------
2.   Calculation of headline
     earnings
     Net profit per the Group
     Income Statement                          10           73          149            220
     (Profit) loss on disposal
     of business and fixed assets               2           (1)          (1)             1
     Mill closure costs and asset
     impairments                               14            1           15              6
     Debt restructuring costs                   -            -            -              6
     -------------------------------------------------------------------------------------
     Headline earnings **                      26           73          163            233
     -------------------------------------------------------------------------------------
     Headline earnings per
     share (US cents) **                       11           32           71            101
     Weighted average number of shares
     in issue (millions)                    227.7        230.2        229.1          230.2
     Diluted headline earnings per
     share (US cents) **                       11           31           70            100
     Weighted average number of
     shares on fully diluted
     basis (millions)                       230.0        233.4        231.5          233.4

** Headline earnings per share has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. These require that all companies comply with circular 7/2002 issued by the South African Institute of Chartered Accountants.

     For Sappi the only change in calculating headline earnings is that there are no longer any adjustments for movements in restructuring provisions.

     The impact on previously reported headline earnings was an increase of 2 US cents to 32 US cents for the quarter ended September 2002 and an increase of 3 US cents to 101 US cents for the year ended September 2002.

     Similarly the impact on previously reported diluted headline earnings per share was an increase of 1 US cent to 31 US cents for the quarter ended September 2002 and an increase of 3 US cents to 100 US cents for the year ended September 2002.

ADDITIONAL INFORMATION


                                          SEPT    JUNE   MARCH     DEC      SEPT
                                          2003    2003    2003    2002      2002
     ---------------------------------------------------------------------------
3.   Exchange rates
       Period end rate: US$1 = ZAR      7.1288  7.4300  7.9550  8.7200   10.5400
       Average rate for the Quarter:
         US$1 = ZAR                     7.3866  7.6305  8.3550  9.7265   10.4818
       Average rate for the YTD:
         US$1 = ZAR                     8.3300  8.6173  9.0866  9.7265   10.5393

       Period end rate: EUR1 = US$      1.1475  1.1417  1.0729  1.0387    0.9789
       Average rate for the Quarter:
         EUR1 = US$                     1.1328  1.1236  1.0686  0.9995    0.9850
       Average rate for the YTD:
         EUR1 = US$                     1.0804  1.0655  1.0334  0.9995    0.9188

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
-  Assets and liabilities at rates of exchange ruling at period end; and
-  Income, expenditure and cash flow items at average exchange rates.

SUPPLEMENTAL INFORMATION


REGIONAL INFORMATION

                                           REVIEWED     REVIEWED               REVIEWED       REVIEWED
                                            QUARTER      QUARTER                   YEAR           YEAR
                                              ENDED        ENDED                  ENDED          ENDED
                                          SEPT 2003    SEPT 2002              SEPT 2003      SEPT 2002
                                        METRIC TONS  METRIC TONS            METRIC TONS    METRIC TONS
                                            (000'S)      (000'S)  % CHANGE      (000'S)        (000'S)    % CHANGE
------------------------------------------------------------------------------------------------------------------
Sales
Fine Paper -       North America                371          398      (6.8)       1,383          1,163        18.9
                   Europe                       570          560       1.8        2,233          2,180         2.4
                   Southern Africa               79           76       3.9          300            310        (3.2)
------------------------------------------------------------------------------------------------------------------
                   Total                      1,020        1,034      (1.4)       3,916          3,653         7.2
Forest Products -  Pulp and paper operations    394          339      16.2        1,474          1,391         6.0
                   Forestry operations          355          266      33.5        1,285          1,043        23.2
------------------------------------------------------------------------------------------------------------------
Total                                         1,769        1,639       7.9        6,675          6,087         9.7

                                           REVIEWED     REVIEWED               REVIEWED        AUDITED
                                            QUARTER      QUARTER                   YEAR           YEAR
                                              ENDED        ENDED                  ENDED          ENDED
                                          SEPT 2003    SEPT 2002              SEPT 2003      SEPT 2002
                                        US$ MILLION  US$ MILLION  % CHANGE  US$ MILLION    US$ MILLION    % CHANGE
------------------------------------------------------------------------------------------------------------------
Sales
Fine Paper -       North America                358          388      (7.7)       1,384          1,197        15.6
                   Europe                       485          459       5.7        1,903          1,744         9.1
                   Southern Africa               74           58      27.6          270            215        25.6
------------------------------------------------------------------------------------------------------------------
                   Total                        917          905       1.3        3,557          3,156        12.7
Forest Products -  Pulp and paper operations    192          136      41.2          689            534        29.0
                   Forestry operations           14           11      27.3           53             39        35.9
------------------------------------------------------------------------------------------------------------------
Total                                         1,123        1,052       6.7        4,299          3,729        15.3
------------------------------------------------------------------------------------------------------------------
Operating profit
Fine Paper -       North America                  5           15     (66.7)          43            (21)          -
                   Europe                        20           53     (62.3)         112            217       (48.4)
                   Southern Africa                6           10     (40.0)          35             34         2.9
------------------------------------------------------------------------------------------------------------------
                   Total                         31           78     (60.3)         190            230       (17.4)
Forest Products                                  22           38     (42.1)         101            141       (28.4)
Corporate                                        (7)           6         -           (5)            18           -
------------------------------------------------------------------------------------------------------------------
Total                                            46          122     (62.3)         286            389       (26.5)
------------------------------------------------------------------------------------------------------------------

SAPPI ORDINARY SHARES



        [CHART OMITTED]





ADR PRICE (NYSE TICKER: SPP) NOTE: (1 ADR = 1 SAPPI SHARE)



        [CHART OMITTED]

        THIS REPORT IS AVAILABLE ON THE SAPPI WEBSITE - WWW.SAPPI.COM




                              [GRAPHIC OMITTED]




Other interested parties can obtain printed copies of this report from:


South Africa:                   United States           United Kingdom:
Computershare Limited           ADR Depositary:         Capita IRG plc
70 Marshall Street              Bank of New York        Bourne House
Johannesburg 2001               ADR Department          34 Beckenham Road
PO Box 62053                    101 Barclay Street      Beckenham, Kent
Marshalltown 2107               New York, NY 10286      BR3 4TU, DX 91750
Tel +27 (0)11 370-5000          Tel +1 212 815-5800     Beckenham West
                                                        Tel +44 (0)208 639-2157

ISSUED BY:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 268 5750
Fax + 27 (0)11 268 5747

FOR MORE INFORMATION CONTACT:

Robert Hope
Director Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Robert.Hope@sappi.com

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Mobile +27 (0)82 906 0638
Andre.Oberholzer@sappi.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      SAPPI LIMITED

                                      by    /s/ D.G. Wilson
                                        ----------------------------------------
                                        Name:   D.G. Wilson
                                        Title:  Executive Director: Finance


Date:  December 5, 2003